MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Current assets:		
Cash	$	28,946
Total current assets		28,946
Furniture, fixtures and equipment, at cost:		
Furniture and fixtures		133,908
Equipment		72,463
Less accumulated depreciation		(179,711)
Total furniture, fixtures and equipment, net		26,660
Non-current assets:		
Investment in limited partnership, at cost (Note 1)		500,000
Total assets	$	555,606

Liabilities and Member's Capital

Commitments and contingencies (Note 2)		
Member's capital	$	555,606
Total liabilities and member's capital	$	555,606

The accompanying notes are an integral part of the financial statements.